UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77788 / May 10, 2016

ADMINISTRATIVE PROCEEDING
File No. 3-17133

In the Matter of **TEXSTAR OIL CORPORATION AND BONAMOUR, INC.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by TexStar Oil Corporation ("TexStar") and Bonamour, Inc. ("Bonamour") (collectively, "Respondents") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of this proceeding instituted against Respondents on February 24, 2016, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of this proceeding and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over Respondents and the subject matter of this proceeding, which are admitted, Respondents consent to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to TexStar Oil Corporation and Bonamour, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondents' Offer, the Commission finds that[1]:

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[1] The findings herein are made pursuant to Respondents' Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

1.   TexStar (CIK No. 0000814920) is a Nevada corporation headquartered in Dallas, Texas. At all times relevant to this proceeding, TexStar's common stock has been registered under Exchange Act Section 12(g).

2.   TexStar has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since August 2014, when it filed a Form 10-Q for the quarterly period ended June 30, 2014.

3.   Bonamour (CIK No. 0001421871) is a Colorado corporation headquartered in Dallas, Texas. At all times relevant to this proceeding, Bonamour's common stock has been registered under Exchange Act Section 12(g).

4.   Bonamour has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since December 2014, when it filed a Form 10-K/A for the annual period ended December 31, 2013.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondents' Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondents' securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary